

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2020

Frances Toneguzzo
Chief Executive Officer
Vicapsys Life Sciences
1735 Buford Highway
Ste. 215-113
Cumming, GA 30041

      Re: Vicapsys Life Sciences, Inc.
            Registration Statement on Form 10-12G
            Filed on February 12, 2020
            File No. 000-56145

Dear Ms. Toneguzzo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Life Sciences